Stradley Ronon Stevens & Young, LLP 2005 Market Street Suite 2600 Philadelphia, PA 19103 Telephone 215.564.8000 Fax 215.564.8120 www.stradley.com

September 17, 2024

VIA EDGAR

Lisa N. Larkin

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen Municipal Credit Opportunities Fund
File Numbers: 333-278206, 811-23440

Dear Ms. Larkin:

This letter responds to comments you provided via telephone on May 1, 2024, regarding the shelf offering registration statement on Form N-2 (the “Registration Statement”), filed on March 25, 2024, with respect to the Nuveen Municipal Credit Opportunities Fund (the “Registrant” or the “Fund”). For convenience, each of your comments are repeated below, with the response immediately following. Capitalized terms not defined in this letter have the meanings ascribed to them in the Registration Statement.

GENERAL

1.	Comment: We note that there are brackets around the federal income tax disclosure throughout the Registration Statement. Please confirm whether this disclosure is final or will be updated.

Response: The Registrant will remove the brackets and update the disclosure as appropriate.

PROSPECTUS

Page 6 – Trading and Net Asset Value Information

2.	Comment: Please disclose (1) whether the Fund’s Common Shares have historically traded at a discount; (2) any methods undertaken or to be undertaken that are intended to reduce any discount; and (3) the effects that these measures have or may have on the Fund. See Item 8.5.d. of Form N-2.

Response: The Registrant does not believe any additional disclosure is required to address Item 8.5.d of Form N-2, based on the Registrant’s incorporation by reference to the disclosure included in its annual report. Nonetheless, the Registrant will add the below disclosure to the section titled “Trading and Net Asset Value Information” to further clarify that Common Shares have historically traded at both premiums and discounts:
The Fund’s Common Shares have historically traded both at premiums and discounts in relation to the Fund’s NAV per share. The Fund cannot predict whether its Common Shares will trade at a premium or discount to NAV in the future.

Ms. Larkin

September 17, 2024

Page 7 – The Fund’s Investments – Other Policies

3.	Comment: We note that the Prospectus includes a reference to the fundamental investment restrictions contained in the Statement of Additional Information. Please move the disclosure contained in the “Investment Restrictions” section of the Statement of Additional Information to the Prospectus. See Item 8.2 of Form N-2.

Response: The Registrant respectfully submits that Item 17 of Form N-2 requires disclosure of the specific fundamental policies contained in the “Investment Restrictions” section of the Statement of Additional Information. In contrast, Item 8.2 of Form N-2 requires disclosure of only the Fund’s policy to concentrate (if it has one), and also for it to identify any other policy that may not be changed without the vote of a majority of the outstanding voting securities of the Fund, including those policies the Fund deems to be fundamental within the meaning of Section 8(b) of the Investment Company Act of 1940, as amended (the “1940 Act”). The Registrant notes that this reference to those deemed fundamental within the meaning of Section 8(b) of the 1940 Act is a reference to Section 8(b)(1)(3) of the 1940 Act, which includes policies not included in the enumerated list of Section 8(b)(1) (which instead are disclosed in Item 17 of Form N-2) but that the Registrant deems matters of fundamental policy. Because the Fund does not have any such policies to disclose, it does not believe that additional disclosure is required in its Prospectus.

Page 11 – Management of the Fund - Investment Adviser, Sub-Adviser and Portfolio Manager

4.	Comment: Please disclose each portfolio manager’s length of service as required by Item 9.1.c. of Form N-2.

Response: The Registrant will include the length of service for each portfolio manager.

Ms. Larkin

September 17, 2024

Page 12 – Management of the Fund - Investment Management and Sub-Advisory Agreements

5.	Comment: We note that the complex-level fee table under the subsection titled “Investment Management and Sub-Advisory Agreements” of the “Management of the Fund” section discloses the effective complex-level fee rate for the Fund as of February 29, 2024; however, the fund-level fee table does not include the effective fund-level fee rate. Consider including the effective fund-level fee rate as of February 29, 2024 (or a more recent date), to complement the effective complex-level fee rate provided.

Response: The Registrant has reviewed and considered the above request and notes that Form N-2 does not require the effective fund-level fee rate as of a certain date per Item 9.1.b(3) of Form N-2. As such, the Registrant believes the disclosure is appropriate as drafted.

Page 15 – Dividend Reinvestment Plan

6.	Comment: Please add the following disclosure to the Prospectus as required by Item 10.1.e of Form N-2 or confirm such disclosure is included in the portion of the Fund’s annual report that is incorporated by reference: (1) whether the dividend reinvestment plan is automatic or whether shareholders must affirmatively elect to participate; (2) the method of determining the number of shares that will be distributed in lieu of a cash dividend; and (3) the income tax consequences of participation in the plan.

Separately, please add disclosure about how partial shares are treated under the dividend reinvestment plan or confirm such disclosure is included in the portion of the Fund’s annual report that is incorporated by reference.

Response: The Registrant confirms that the disclosure required by Item 10.1.e of Form N-2 regarding (1) whether the plan is automatic or whether shareholders must affirmatively elect to participate and (2) the method of determining the number of shares that will be distributed in lieu of a cash dividend is included in the “Shareholder Update – Dividend Reinvestment Plan” section of the Fund’s annual report filed on Form N-CSR, which is incorporated by reference. In addition, the disclosure regarding the income tax consequences of participation in the plan is included in the “Tax Matters” section of the Prospectus.

Further, the Registrant acknowledges the staff’s comment regarding the treatment of partial shares under the dividend reinvestment plan and will consider modifying the dividend reinvestment plan disclosure in its next annual report to address partial shares.

Ms. Larkin

September 17, 2024

Page 16 – Plan of Distribution – General

7.	Comment: The second paragraph of the subsection titled “General” of the “Plan of Distribution” section refers to the indemnification provisions underwriters, dealers and agents may be entitled to under agreements entered into with the Fund. Please briefly describe these indemnification provisions. See Item 5.4 of Form N-2.

Response: Because the Registrant has not yet entered into any such agreements in connection with the Securities to be offered in the Registration Statement, it does not believe any additional disclosure is necessary.

STATEMENT OF ADDITIONAL INFORMATION

Page 2 – Investment Restrictions

8.	Comment: Section 8(b)(1) of the 1940 Act requires a statement of the Fund’s policy with respect to concentrating investments in a particular industry or group of industries. The Fund’s policy does not cover concentration regarding a group of industries. Please explain how the Fund intends to address this issue.

Response: The Registrant respectfully submits that the investment restriction relating to concentration is consistent with Section 8(b)(1) of the 1940 Act, and the Instruction to Item 8.b.2(b) and Item 17.2.e of Form N-2, which provide that a fund must disclose its policy with respect to concentrating investments in either a particular industry or a group of industries. Neither Section 8(b)(1) of the 1940 Act, nor the Instructions or requirements of Form N-2, require the Fund to disclose a policy not to concentrate its investments with respect to both industries and groups of industries. Nonetheless, in order to satisfy the staff’s demand that the stated policy be more consistent with the literal wording of Section 8(b)(1) of the 1940 Act, the Registrant will add the following disclosure as an explanatory note following its concentration policy:
Under the 1940 Act, investments of more than 25% of a fund’s total assets in one or more issuers in the same industry or group of industries constitutes concentration. The policy in subparagraph (4) above will be interpreted in accordance with public interpretations of the SEC and its staff pertaining to concentration from time to time, and therefore the reference to “industry” in such policy shall be read to include a group of related industries. The policy in subparagraph (4) above will be interpreted to give broad authority to the Fund as to how to classify issuers within or among either industries or groups of related industries. The Fund currently utilizes any one or more industry classifications used by one or more widely recognized market indexes or rating group indexes, and/or as defined by Nuveen Fund Advisors.

Ms. Larkin

September 17, 2024

Page 19 – Management of the Fund

9.	Comment: Please review the principal occupations of each Director and Officer disclosed in the SAI to ensure that the principal business of any company listed is included, unless such business is implicit in the company’s name, per Instruction 3 to Item 18.1 of Form N-2.

Response: The Registrant has reviewed the applicable disclosure and made additional changes, as necessary, to comply with Instruction 3 to Item 18.1 of Form N-2.

Page 41 – Management of the Fund – Control Persons and Principal Holders of Common Stock

10.	Comment: Please identify in the Prospectus each person who, as of a specified date no more than thirty days prior to the date of the filing of the Amendment, controls the Registrant. See Item 9.3 of Form N-2.

Response: The Registrant has moved the referenced disclosure from the Statement of Additional Information to the Prospectus.

Page 42 – Management of the Fund – Compensation

11.	Comment: We note that there are inconsistencies between the Independent Trustees named in footnote four of the table within the subsection titled “Compensation” of the “Management of the Funds” section and the corresponding reference markers. Please review and reconcile footnote four and the corresponding reference markers.

Response: The Registrant has revised footnote (4) and the corresponding table to correct the noted inconsistencies.

PART C

Item 25 – Financial Statements and Exhibits

12.	Comment: We note that the hyperlink in Item 25.1 links to a Form N-CSR that includes a different fund on the facing page. Confirm that this is the correct hyperlink for the Fund.

Response: The Registrant will correct the hyperlink to link to the Form N-CSR filed on behalf of the Registrant.

* * * * * *

We believe that this information responds to all of your comments. If you should require additional information, please call me at 215.564.8528 or, in my absence, Stephen LaChine at 312.964.3522.

Sincerely,

/s/ Joel D. Corriero
Joel D. Corriero
Enclosures
Copies (w/encl.) to

M. Winget
E. Fess
E. Purple
S. LaChine